Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on August 14, 2018, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, second floor, Yoqneam 2069202, Israel, for the following purposes:

(i)
to re-appoint Brightman Almagor Zohar & Co. (member of Deloitte Touche Tohmatsu Limited), as the Company’s independent auditor until the close of the next Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve an amendment to the Company’s Compensation Policy with respect to D&O Insurance, Exculpation and Indemnification and approval of the D&O insurance policy terms accordingly;

(iii)	to approve the re-election of Mr. Meir Nissensohn as a Class III director of the Company until the close of the 2021 Annual General Meeting and his compensation for his services as director; and

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2017.

Shareholders of record at the close of business on July 11, 2018 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Dated: June 25, 2018	By Order of the Board of Directors, Monica Iancu Chief Executive Officer

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 2069202, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2018 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on August 14, 2018, at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

The agenda of the Meeting shall be as follows:

(i)
to re-appoint Brightman Almagor Zohar & Co. (member of Deloitte Touche Tohmatsu Limited), as the Company’s independent auditor until the close of the next Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve an amendment to the Company’s Compensation Policy with respect to D&O Insurance, Exculpation and Indemnification and approval of the D&O insurance policy terms accordingly;

(iii)	to approve the re-election of Mr. Meir Nissensohn as a Class III director of the Company until the close of the 2021 Annual General Meeting and his compensation for his services as director; and

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2017.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 11, 2018 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 16, 2018 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is August 3, 2018.

On June 15, 2018, the Company had 19,344,218 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2018, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	17.14%
Invesco Ltd. and affiliates	1,200,000	(3)	6.20%
Morgan Stanley	964,683	(4)	5.00%
_________________________

(1)	Based on 19,344,218 ordinary shares outstanding on June 15, 2018.
(2)	Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)
Based on a Schedule 13G filed with the SEC on February 14, 2017, Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.

(4)	Based on a Schedule 13G filed with the SEC on January 31, 2018.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2017.

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s auditor is Brightman Almagor Zohar & Co., certified public accountants in Israel and a member of Deloitte Touche Tohmatsu Limited (the "Auditor"). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company’s independent auditors until the Company’s next Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so. The remuneration paid to the Auditor for audit and non-audit services provided to the Company in the year 2017 was set forth in the Company's annual report on Form 20-F and will be presented at the Meeting.

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Auditor, Brightman Almagor Zohar & Co. (the “Auditor”), be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the Auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – TO APPROVE AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Pursuant to the Companies Law, we are required to adopt a policy governing the compensation of our officers and directors. On August 11, 2016, our shareholders approved the Company’s current Compensation Policy (the "Compensation Policy").

In general, according to the Companies Law, the Compensation Policy is required to be recommended for approval by the Compensation Committee, followed by the approval of the Board of Directors and finally by the shareholders of the Company (by a special majority).

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved in accordance with the above-mentioned approval process at least once every three years.

Our Compensation Committee and Board of Directors recommend amending the Compensation Policy to establish guidelines for the approval of liability insurance in favor of our officers of directors from time to time. If this amendment is approved, then under applicable regulations promulgated under the Companies Law, our Compensation Committee will be authorized to approve the purchase of such insurance policies from time to time, without the approval of our Board of Directors and shareholders, subject to compliance with such guidelines.

If the proposed amendment is not approved, then the current Compensation Policy will continue to be in full force and effect.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the following amendment to Section 2.3.5 of the Company’s Compensation Policy:

Replace the existing provision:

Insurance, Exculpation and Indemnification

The officers of the Company shall be entitled to benefit from the insurance, exculpation and indemnification arrangements, to be approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law.

With the following:

Insurance, Exculpation and Indemnification

(a)	Insurance

The Company will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for the benefit of the Company and its affiliates and/or for the benefit of the directors and Executive Officers thereof, who shall serve from time to time, according to the following guidelines:

a.
The limit of liability of the insurer shall not exceed $ 5 million per claim and in the aggregate for the term of the policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981, with the maximum excess fee being $200,000;

b.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee, which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions; (ii) the Insurance Policy reflects then prevailing market conditions and would not materially affect the Company’s profitability, assets or liabilities; and (iii) such renewal, extension or substitution is for the benefit of the Company and the officers and directors of the Company and its affiliates, as applicable. In any event, the annual premium shall not exceed $100,000, subject to increase of the premium by up to 10% per year;

c.	The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and, if deemed necessary by the Company, alternative quotation(s) will be considered);

d.
The insurance coverage may be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance proceeds pursuant to which the rights of the directors and officers to receive indemnity from the insurer takes precedence over the right of the Company itself.

(b)	Should a change in profile risk or control of the Company occur, the Company shall be entitled, subject to the approval of the Compensation Committee, to the following:

a.
To purchase an insurance coverage for wrongful acts occurring before the effective date of the change (the "Run-Off Coverage") of up to seven (7) years, from the same insurer or any other insurer, in Israel or overseas;

b.
The limit of liability of the insurer shall not exceed $10 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981, with the maximum excess fee being $200,000;

c.
The Run-Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions and (ii) the Run-Off Coverage reflects the prevailing market conditions and would not materially affect the Company’s profitability, assets or liabilities.

(c)	Any other insurance coverage purchased by the Company may be extended to include directors and officers as additional insureds, provided that such extension will not result in an additional premium.

(d)	Indemnification

The Company may indemnify its directors and Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Officer, either retroactively or in advance as provided in the Indemnity Agreement between such individual and the Company, all subject to applicable law and the Company’s articles of association, each as may be amended from time to time.

(e)	Exculpation

The Company may exempt its directors and Executive Officers, either retroactively or in advance as provided in the Indemnity Agreement between such individual and the Company, for all or any of their liability for damage in consequence of a breach of the duty of care toward the Company, to the fullest extent permitted by applicable law and the Company’s articles of association, each as may be amended from time to time.

(f)	The Insurance Policy, indemnification and exculpation shall be subject to any additional approvals as may be required under any applicable law.

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person, by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders or interested parties does not exceed two percent of the total voting rights in the Company.

The Company does not have a controlling shareholder, but certain of our officers and directors are deemed to have a personal interest in this proposal. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Companies Law, a "personal interest" of a shareholder: (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO; and (ii) excludes an interest arising solely from the ownership of the Company's shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – TO APPROVE THE RE-ELECTION OF MEIR NISSENSOHN AS A CLASS
III DIRECTOR UNTIL THE 2021 ANNUAL GENERAL MEETING AND HIS
COMPENSATION FOR HIS SERVICES AS DIRECTOR

Mr. Meir Nissensohn is a Class III director, and his term of office will expire at the Meeting. If Mr. Meir Nissensohn is re-elected as a Class III director, his term of office will expire at the Company’s 2021 Annual General Meeting of shareholders. Mr. Nissensohn qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

Mr. Nissensohn has served as a director of our company since August 2014. Mr. Nissensohn served as the Chairman of the Board of Directors and Chief Executive Officer of IBM Israel Ltd. from 1996 to 2012, having joined IBM Israel as a computer programmer in 1969. Since his retirement from IBM, he is involved in various business initiatives with venture capital funds. Mr. Nissensohn holds a B.Sc. in Industrial Engineering from the Technion – Israeli Institute of Technology, and a post graduate degree in Business Administration (Finance) and an M.B.A., both from Tel Aviv University.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, board of directors and shareholders, in that order.

On May 7, 2018, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Mr. Meir Nissensohn as a Class III Director for an additional term of approximately three years and that his compensation to be equal to the compensation of our other non-executive directors of $13,200 per annum and $680 per meeting (or $400 for participation via teleconference). The Company’s Audit Committee and Board of Directors believe that Mr. Nissensohn's re-election as a director is in the best interest of the Company.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Mr. Meir Nissensohn as a Class III director of the Company to serve until the close of the 2021 Annual General Meeting and to approve the compensation in the amount of $13,200 per annum and $680 per meeting (or $400 for participation via teleconference).”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2017 (the “Financial Statements”) in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on April 17, 2018. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: June 25, 2018	By Order of the Board of Directors, Monica Iancu Chief Executive Officer